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                     June 26, 2024

       Rushi Shah
       Chief Executive Officer
       Mag Mile Capital, Inc.
       1141 W. Randolph St.
       Suite 200
       Chicago, IL 60607

                                                        Re: Mag Mile Capital,
Inc.
                                                            Form 10-K/A for the
Fiscal Year Ended December 31, 2023
                                                            File 000-56333

       Dear Rushi Shah:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                     Sincerely,


                     Division of Corporation Finance

                     Office of Technology